Exhibit 4.4

English Translation

Share Purchase Agreement

Party A:  Maxclean (Wuxi) Technology Co., Ltd.

Party B:  DENG Ping

Whereas Party A intends to transfer the 70% equity interest in Wuxi Maxclean Import & Export Development Co., Ltd. (hereinafter referred to as the “Company”) held by it to Party B, both parties unanimously agree to enter into this Agreement after negotiation.

1.           Proportion and price of the equity to be transferred:
Wuxi Maxclean Import & Export Development Co., Ltd. is a company established and invested jointly by Party A and Party B.  It has a registered capital of RMB10,000,000, of which Party A and Party B have invested RMB7,000,000 and RMB3,000,000 respectively, representing 70% and 30% of the total contribution respectively.  Party A hereby agrees to transfer the 70% equity interest held by it to Party B at a consideration of RMB7,000,000.  Upon completion, the total investment of Party B would be RMB10,000,000, representing 100% of the total contribution.

2.           Time and method of completion of the equity transfer transaction:
Party B intends to contribute RMB7,000,000 in cash before 31 December 2010.  After receiving such sum by the Company, the Company shall return the amount of contribution to Party A to complete the equity transfer transaction.

3.           Party A and Party B agree to amend the provisions governing the contribution in the original articles of association and keep the remaining provisions unchanged.

4.           Applicable laws and liabilities of default:
This Agreement shall be governed by the laws of the People’s Republic of China.  If any provision contained in this Agreement violates the applicable laws, the applicable laws shall prevail.  Any dispute arising in the course of execution of this Agreement between Party A and Party B shall be settled by negotiation.  If no settlement can be reached, either party may institute legal proceedings in the People’s Court of China where Party A is located.  Any party violating the provisions of this Agreement shall accept the legal liabilities and be liable for the relevant loss and compensation.

5.           This Agreement is executed in five counterparts.  Party A and Party B shall each hold two copies and the remaining copy shall be submitted to the competent government authority.  This Agreement shall come into effect after it is signed by both parties.

Party A: Maxclean (Wuxi) Technology Co., Ltd.	Party B: DENG Ping
Sign and seal: /S/ Lo Chung Ling /S/ YU Chunming	Sign and seal: /S/ DENG Ping

Date: 20 December 2010